Exhibit 99.10

SRK Consulting (Canada) Inc. 1500, 155 University Avenue Toronto, Ontario, Canada M5H 3B7 T: +1.416.601.1445 F: +1.416.601.9046 toronto@srk.com www.srk.com

CONSENT

The undersigned hereby consents to (1) the references to the undersigned’s name included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp. and the registration statements on Forms S-8 (File Nos. 333-190121 and 333-287365) of Denison Mines Corp. (the “Registration Statements”), including in connection with the report entitled “NI 43-101 Technical Report on the Wheeler River Project, Athabasca Basin, Saskatchewan, Canada,” filed on August 9, 2023 with an effective date of June 23, 2023 (the “Technical Report”), and (2) all other references to the undersigned included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp. and the Registration Statements and to the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report on Form 40-F and the Registration Statements.

Dated: March 30, 2026

SRK CONSULTING (CANADA) INC.

/s/ Guy Dishaw
Guy Dishaw, P.Geo.
SRK Consulting (Canada) Inc.
Authorized Signatory

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